UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/ME nº 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-held Company

MATERIAL FACT

Ratification of the Amendment to the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Article 157, paragraph 4 of Law No. 6.404/76 and to CVM Instruction No. 358/02 and in addition to the Material Fact dated September 8, 2020, hereby informs its shareholders and the market in general that, on October 5, 2020, the 7th Corporate Court of the Capital District of the State of Rio de Janeiro ratified the Amendment to the Judicial Reorganization Plan of the Company and its subsidiaries under judicial reorganization (the “Recovering Entities”), which was approved at the General Creditors’ Meeting held on September 8, 2020 (respectively, the “Amendment to the JRP” and the “GCM”), rejecting all claims of procedural nullity of the GCM, dismissing the allegation of unequal treatment of creditors and rejecting the claims of nullity of the Amendment to the JRP’s voting and approval quorum, on the grounds that they did contain vices of will or form. The decision also granted the term of 12 months for the closure of the Recovering Entities’ judicial reorganization, counted from the date the decision is published, which may be extended in case it is needed for the implementation of measures for the disposition of assets provided for in the Amendment to the JRP.

The decision in its entirety is attached to this Material Fact and is also available for download on the Company’s website (www.oi.com.br/ri) and on the Empresas.NET System of the CVM (www.cvm.gov.br), as well as the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br). The Company will furnish an English translation of the decision as soon as possible to the US Securities and Exchange Commission under cover of Form 6-K.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, October 6, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer